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CONTACT:    Merle D. Kerr                                          (NYSE--BMC)
            (612)851-6020                                FOR IMMEDIATE RELEASE


                       BMC ANNOUNCES NEW MASK EXPANSION
                          INVESTMENT OF $35+ MILLION


January 5, 1995-- Minneapolis, Minnesota--BMC Industries, Inc. announced today plans to expand its aperture mask business by the addition of another new production line, in addition to the $25 million expansion announced in February of last year. The new expansion will result in the addition of 7 to 9 million entertainment TV masks annually to BMC's total aperture mask production capacity. The expansion is expected to require an investment of $35 to $45 million. BMC presently manufactures masks at facilities in Cortland, New York and Mullheim, Germany.

The Company indicated that its decision to expand was based upon anticipated growth in demand for entertainment TV's over the next 5 to 10 years. The Company further indicated that this expansion will be specifically aimed at the rapidly growing "large" segment of the TV market comprised of tubes in the range of 25 inches and above.

BMC's President and Chief Executive Officer, Paul B. Burke stated, "Continued worldwide growth in demand for televisions and particularly rapid growth in demand for televisions in the 25 inch and larger category represent an opportunity for BMC to both serve our customers as they expand and to boost our sales and profitability by the addition of a new production line."

BMC stated that the new capacity is expected to become operational during 1997. The Company also indicated that the location for the expansion had not yet been determined and that a final decision would not be made until later this year. BMC confirmed that its Cortland, New York plant is one of several sites under consideration.

BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.